UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

[   ]    Merger

[X]     Liquidation

[   ]    Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: JPMorgan Trust III

3.	Securities and Exchange Commission File No.: 811-22915

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[   ]      Initial Application                                    [X]     Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

277 Park Avenue

New York, NY 10172

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Carmine Lekstutis

4 New York Plaza

New York, NY 10004

(212) 648-0919

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .3 1a-2]:

J.P. Morgan Alternative Asset Management, Inc., the Registrant’s investment adviser, at 383 Madison Avenue, New York, NY 10179 (records relating to its functions as investment adviser), 212-648-1597.

JPMorgan Distribution Services, Inc., the Registrant’s distributor, at 1111 Polaris Parkway, Columbus, Ohio 43240 (records relating to its functions as distributor and shareholder servicing agent), 800-480-4111.

JPMorgan Chase Bank, N.A., the Registrant’s custodian, at 383 Madison Avenue, New York, NY 10179 (records relating to its functions as custodian), 800-480-4111.

JPMorgan Investment Management, Inc., the Registrant’s administrator, at 383 Madison Avenue, New York, NY 10179 (records relating to its functions as administrator), 800-480-4111.

DST Asset Manager Solutions, Inc., the Registrant’s transfer agent at 2000 Crown Colony Drive, Quincy, MA 02169 (relating to its functions as transfer agent), 617-483-5000.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]    Management company;

[   ]    Unit investment trust; or

[   ]    Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]    Open-end                                     [   ]       Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:

J.P. Morgan Alternative Asset Management, Inc., the Registrant’s investment adviser, 383 Madison Avenue, New York, NY 10179

Subadvisers:

Achievement Asset Management LLC, 141 W. Jackson Blvd., Suite 800, Chicago, IL 60604

Brigade Capital Management LP, 399 Park Avenue, 16th Floor, New York, NY 10022

Chilton Investment Company, LLC, 1290 East Main Street, 1st Floor, Stamford, CT 06902

Good Hill Partners LP, One Greenwich Office Park, Greenwich CT 06831

Graham Capital Management, L.P., 40 Highland Avenue, Rowayton, CT 06853

Ionic Capital Management LLC, 475 Fifth Avenue, 9th Floor, New York, NY 10017

J.P. Morgan Investment Management Inc., 383 Madison Avenue, New York, NY 10179

Owl Creek Asset Management L.P., 640 Fifth Avenue, 20th Floor, New York, NY 10019

P. Schoenfeld Asset Management LP, 1350 Avenue of the Americas, 21st Floor, New York, NY 10019

P/E Global LLC, 75 State Street, 31st Floor, Boston, MA 02109

Passport Capital, LLC, One Market Street, Steuart Tower, Suite 2200, San Francisco, CA 94105

Portland Hill Asset Management Ltd., 21 Knightsbridge, London, SW1X7LY, United Kingdom

Shannon River Fund Management, LLC, 850 Third Avenue, 13th Floor, New York, NY 10022

Tremblant Capital LP, 767 Fifth Avenue, Floor 12A, New York, NY 10153

YG Partners, LLC, 515 Madison Avenue, 30th Floor, New York, NY 10022

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

JPMorgan Distribution Services, Inc., 460 Polaris Parkway, Westerville, OH 43082

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable

(a) Depositor’s name(s) and addressees):
(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

March 7, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under Delaware state law and the Registrant’s organizational documents, no shareholder approval is required to liquidate the Registrant.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

April 24, 2019

(b) Were the distributions made on the basis of net assets?

[X] Yes	[ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes	[ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:
Were any distributions to shareholders made in kind?

[ ] Yes	[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ] Yes                                              [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[X] Yes                                              [   ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash & Foreign Currency Holdings	$91,567
Accrued Dividend Income	$7,322
Securities Sold Receivable	$59,899
Reclaims Receivable	$20,795
Other Assets	$3,316

Total	$182,899

(b)	Why has the fund retained the remaining assets?

Cash to pay remaining liabilities, outstanding tax reclaims and receivables.

(c)	Will the remaining assets be invested in securities?

[   ] Yes                                              [X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes                                              [   ] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

Accrued Advisory Fee (net of waiver $114,696)	$78,973
Accrued Administration Fee (net of waiver $8,824)	$254
Accrued Shareholder Servicing Fees	$27,904
Accrued Custody Accounting Fee	$28,388
Accrued Legal Fee	$9,898
Accrued Audit Fee	$27,853
Accrued Transfer Agent Fee	$1,215

Other Payables	$7,487
Accrued Income on Short Positions	$927

Total	$182,899

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

With the cash balance and proceeds from collected receivable balances.

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

Billed = $5,018.20

Unbilled =$1,921.48

Total Billed/Unbilled = $6,939.68

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

$6,939.68

(b)	How were those expenses allocated?

Expenses are allocated to each class of shares based upon the proportion of net assets of each class.

(c)	Who paid those expenses?

The Fund paid the expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ] Yes                                                  [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[   ] Yes                                                  [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ] Yes                                                      [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of JPMorgan Trust III, (ii) he is the Assistant Secretary of JPMorgan Trust III, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Carmine Lekstutis
Name:	Carmine Lekstutis
Title:	Assistant Secretary